SCHEDULE 13D

-----------------------                                       ------------------
CUSIP No.     252532106                                       Page 1 of 15 Pages
-----------------------                                       ------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                            DIAMETRICS MEDICAL, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   252532 10 6
                                 (CUSIP Number)

                               M.A.G. Capital, LLC
                       555 South Flower Street, Suite 4200
                              Los Angeles, CA 90071
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2005
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 2 of 15 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mercator Momentum Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         2,389,795
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           2,389,795
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,389,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 3 of 15 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Mercator Focus Fund, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         3,747,401
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           3,747,401
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,747,401
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 4 of 15 Pages
-----------------------                                       ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mercator Momentum Fund III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         2,389,795
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           2,389,795
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,389,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 5 of 15 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Monarch Pointe Fund, Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         2,389,795
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           2,389,795
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,389,795
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.37%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 6 of 15 Pages
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--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     M.A.G. Capital, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         3,747,401
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           3,747,401
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,747,401
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IA
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 7 of 15 Pages
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-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     David F. Firestone
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) OR 2(e)
                                                                      |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
--------------------------------------------------------------------------------
   NUMBER OF   7    SOLE VOTING POWER

    SHARES          0
               -----------------------------------------------------------------
 BENEFICIALLY  8    SHARED VOTING POWER

   OWNED BY         3,747,401
               -----------------------------------------------------------------
     EACH      9    SOLE DISPOSITIVE POWER

   REPORTING        0
               -----------------------------------------------------------------
    PERSON     10   SHARED DISPOSITIVE POWER

     WITH           3,747,401
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,747,401
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                          |_|
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.99%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 8 of 15 Pages
-----------------------                                       ------------------

                                  INTRODUCTION

      On November 21, 2005, BCC Acquisition II, LLC ("BCCAII") and certain other holders (the "2005 Noteholders") of the 2005 Subordinated Convertible Notes entered into a letter agreement (the "Securities Transfer Agreement") with Ocean Park Advisors, LLC ("OPA") and M.A.G. Capital, LLC ("MAG" and, together with OPA, the "Purchasers"), pursuant to which each of the 2005 Noteholders agreed to transfer all of its debt and equity securities of the Issuer, including warrants to purchase securities of the Issuer (the "Securities"), to the Purchasers for an aggregate purchase price of $9,100 (the "Securities Transfer"). BCCAII's obligation to complete the Securities Transfer was conditioned upon receipt by BCCAII of general releases of claims from the Purchasers and the holders of the Issuer's 2007 Senior Secured Convertible Notes (the "2007 Notes"), and the effectiveness of the appointment of W. Bruce Comer III and Heng Chuk, two of the principals of OPA, to the board of directors of the Issuer.

      In connection with the Securities Transfer, BCCAII deposited the aggregate amount of $148,929 in escrow (the "Escrow") with OPA pursuant to the terms of a letter agreement (the "Escrow Letter"), dated November 21, 2005. The proceeds of the Escrow were to be used for the purposes described in the Escrow Letter, including, among other things, to fund certain liabilities of the Issuer pursuant to the Letter Agreements described below.

      On November 21, BCCAII entered into a letter agreement (the "First Letter") with the Issuer pursuant to which BCCAII agreed to pay the amount of $75,000 into the Escrow, which amount would be released to the Issuer in connection with the settlement or compromise of certain specified liabilities of the Issuer. BCCAII's obligation to make such payment was conditioned upon the prior or concurrent completion of the Securities Transfer and receipt by BCCAII of a general release of claims from the Issuer. In addition, on November 21, 2005, BCCAII entered into a letter agreement (the "Second Letter") with the Issuer pursuant to which BCCAII agreed to pay the amount of $7,000 into the Escrow, which amount would be released to the Issuer in connection with the settlement of a claim by a law firm with respect to certain legal services provided to the Issuer. BCCAII's obligation to make such payment was conditioned upon the prior or concurrent completion of the Securities Transfer. On November 21, 2005, BCCAII also entered into a letter agreement (the "Third Letter"; and, together with the First Letter and the Second Letter, the "Letter Agreements") with OPA pursuant to which BCCAII agreed to pay the amount of $18,429 into the Escrow, which amount may be released to the Issuer, if necessary, to defease the participation interests of certain beneficial holders of the 2005 Notes for which BCCAII is the record holder, and to use commercially reasonable efforts to secure the consent of such holders to transfer the participation interests to the Purchasers on the same terms as the Securities Transfer. All amounts funded into the Escrow pursuant to the Letter Agreements were included in the aggregate amount of $148,929 deposited by BCCAII into the Escrow pursuant to the Escrow Letter.

      In connection with the Securities Transfer, on November 21, 2005, the board of directors of the Issuer appointed Messrs. Comer and Chuk as directors of the Issuer, effective 10 days from the mailing of the information statement required by Rule 14f-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The effectiveness of the appointment

                                  SCHEDULE 13D

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CUSIP No.     252532106                                       Page 9 of 15 Pages
-----------------------                                       ------------------

of Messrs. Comer and Chuk to the board of directors of the Issuer was a condition to completion of the Securities Transfer. Also on November 21, 2005, each of Carl S. Goldfischer and Mark B. Knudson delivered letters of resignation to the Issuer, resigning from the Issuer's board of directors effective as of 10 days form the mailing of the information statement required by Rule 14f-1 under the Exchange Act.

      The Securities Transfer closed on December 2, 2005. In connection therewith, Messrs. Comer and Chuk became the sole members of the Board of Directors of the Issuer. Additionally, W. Glen Winchell resigned as the Issuer's Chief Financial Officer and Messrs. Comer and Chuk became the CEO and CFO/Secretary of the Issuer, respectively.

      At the Closing, a portion of the funds deposited pursuant to the Escrow Letter were released to pay certain expenses and settle with certain creditors. After the Closing, on December 6, 2005, the Issuer executed and delivered Convertible Secured Promissory Notes (the "New Notes") with Monarch Pointe Fund, Ltd. ("MPF"), a fund affiliated with MAG, and Asset Managers International Limited ("AMI"), whereby MPF and AMI each agreed to loan the Issuer $375,000 to
(i) pay certain expenses, including a fee of $75,000 to OPA as compensation for its services instructing the above transactions, (ii) settle with certain creditors, and (iii) develop and pursue strategic alternatives for the Issuer. The Issuer also entered into a Security Agreement with MPF and AMI pursuant to which MPF and AMI were granted a security interest in all of the assets of the Issuer to secure payment of the New Notes (the "Security Agreement").

      Also after the Closing, on December 6, 2005, the Issuer completed a reclassification of certain of its securities by entering into a subscription agreement (the "Subscription Agreement") with MAG, MPF, Mercator Momentum Fund, LP ("Momentum Fund"), and Mercator Momentum Fund III, LP ("Momentum Fund III," and, together with MAG, MPF, MMF and MMF III, the "MAG Group"), other investors who held the 2007 Notes and the Issuer's Series F and G Convertible Preferred Stock (the "Other Investors"), and OPA. Pursuant to the Subscription Agreement, the MAG Group and the Other Investors exchanged their convertible debt and preferred stock securities for shares of newly created Series H Convertible Preferred Stock, and OPA exchanged its securities for shares of newly created Series I Convertible Preferred Stock.

Item 1.     Security and Issuer.

            This statement relates to the Common Stock, par value $0.01, of Diametrics Medical, Inc., whose principal executive offices are located at 5710 Crescent Park East, Suite 334, Playa Vista, California, 90094.

Item 2.     Identity and Background.

            (a), (b), (c) and (f). Mercator Momentum Fund, L.P. (Momentum Fund"), Mercator Focus Fund, L.P. ("Focus Fund") and Mercator Momentum Fund III, L.P. ("Momentum Fund III" and, together with Momentum Fund and Focus Fund, the "Funds") are private investment limited partnerships organized under California law. The general partner of

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 10 of 15 Pages
-----------------------                                      -------------------

the Funds is M.A.G. Capital, LLC, a California limited liability company ("MAG"). MAG is an investment advisor. The managing member of MAG is David F. Firestone ("Firestone"), a citizen of the United States. Monarch Pointe Fund, Ltd. ("MPF") is a corporation organized under the laws of the British Virgin Islands. MAG controls the investments of MPF. The business address of the Funds, MAG and Firestone is 555 South Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland. The Funds, MPF, MAG and Firestone are collectively referred to herein as the "Reporting Persons."

            (d) and (e). During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            Each of the three Funds and MPF raised its capital by selling limited partnership interests or shares of its capital stock, in the case of MPF, in a private placement to purchasers who were "accredited investors" for purposes of Rule 501 of Regulation D under the Securities Act of 1933 and "qualified clients" within the meaning of Rule 205-3(d) under the Investment Advisors Act of 1940, as amended.

            The securities of the Issuer obtained by the Reporting Persons include the following shares of the Issuer's Series H Convertible Preferred Stock (the "Series H Preferred"): 4,086 shares obtained by MPF, 2,686 shares obtained by Momentum Fund, 2,478 shares obtained by Momentum Fund III, and 14,139 shares by MAG. The Series H Preferred was obtained by MPF, Momentum Fund, Momentum Fund III and MAG (the "Exchanging Persons") in connection with the reclassification of certain of the securities of the Issuer on December 6, 2005, as described above under the caption "Introduction." Pursuant to the reclassification, the Exchanging Persons exchanged certain securities of the Issuer which they had acquired from BCCAII in the Securities Transfer for the Series H Preferred.

            In addition to the Series H Preferred, the Reporting Persons owned the following securities of the Issuer as of December 2, 2005: MPF held a promissory note issued by the Issuer in the principal amount of $375,000 (or such lesser amount as may be outstanding from time to time) (the "Note"), which was convertible (based on the principal amount outstanding as of December 6, 2005) into 48,402,000 shares of Common Stock; Momentum Fund owned warrants to purchase up to 10,409,765 shares of Common Stock, Momentum Fund III owned warrants to purchase up to 10,509,803 shares of Common Stock; MAG owned warrants to purchase up to 4,073,500 shares of Common Stock; and Focus Fund owned 1,357,606 shares of Common Stock and warrants to purchase up to an additional 396,900 shares of Common Stock. The warrants described in the preceding sentence (collectively, the "Warrants") and their acquisition by the

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 11 of 15 Pages
-----------------------                                      -------------------

Reporting Persons are described in further detail in a Statement on Schedule 13G filed May 27, 2003 and in amendment numbers 1 through 3 thereto.

            The documentation governing the terms of the Warrants and of the Series H Preferred contains provisions prohibiting any exercise of the Warrants or conversion of shares of Series H Preferred that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

Item 4.     Purpose of Transaction.

            The purpose of the acquisition of the Series H Preferred by OPA was to effect the reclassification of certain of the securities of the Issuer, as described above under the caption "Introduction."

Item 5.     Interest in Securities of the Issuer.

            (a) As of December 6, 2005, MPF owned 4,086 shares of Series H Preferred, the Note, and warrants to purchase up to 16,418,716 shares of Common Stock; Momentum Fund owned 2,686 shares of Series H Preferred and warrants to purchase up to 10,409,765 shares of Common Stock; Momentum Fund III owned 2,478 shares of Series H Preferred and warrants to purchase up to 10,509,803 shares of Common Stock; MAG owned 14,139 shares of Series H Preferred and warrants to purchase up to 4,073,500 shares of Common Stock; and Focus Fund owned 1,357,606 shares of Common Stock and warrants to purchase up to 396,900 shares of Common Stock.

            Assuming that the Issuer had 35,121,739 shares of Common Stock outstanding as of December 6, 2005, which is the number reported by the Issuer as outstanding as of such date in its Report on Form 8-K filed December 9, 2005, and using a Conversion Price of $0.0001 with respect to the shares of Series H Preferred, the individual Reporting Persons had, on December 6, 2005, beneficial ownership of the following numbers of shares of Common Stock which represented the following percentages of the Common Stock outstanding:

                                      Shares Owned           Percentage
                                      ------------           ----------

     MPF                                2,389,795               6.37%

     Focus Fund                         3,747,401               9.99%

     Momentum Fund                      2,389,795               6.37%

     Momentum Fund III                  2,389,795               6.37%

     MAG                                3,747,401               9.99%

     Firestone                          3,747,401               9.99%

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 12 of 15 Pages
-----------------------                                      -------------------

            (b) The right to vote and the right to dispose of the shares beneficially owned by each of the Funds and MPF are shared among the Fund or MPF and both MAG and Firestone. The right to vote and the right to dispose of the shares beneficially owned by MAG are shared by MAG and Firestone.

            (c) Transactions of the Reporting Persons within the past sixty days with respect to the Issuer's securities are described above under the caption "Introduction."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            (a) Securities Transfer Agreement. The description of the Securities Transfer Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

            (b) Escrow Letter. The description of the Escrow Letter set forth in the Introduction to this Statement is incorporated herein by this reference.

            (c) Letter Agreements. The description of the Letter Agreements set forth in the Introduction to this Statement is incorporated herein by this reference.

            (d) New Notes. The description of the New Notes set forth in the Introduction to this Statement is incorporated herein by this reference.

            (e) Security Agreement. The description of the Security Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

            (f) Subscription Agreement. The description of the Subscription Agreement set forth in the Introduction to this Statement is incorporated herein by this reference.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 7(a) Letter Agreement, dated November 21, 2005, by and between OPA, MAG and BCCAII, filed as Exhibit 99.1 to the Issuer's Report on Form 8-K, dated November 23, 2005 (the "November 8-K"), and incorporated herein by this reference.

            Exhibit 7(b) Letter Agreement, dated November 21, 2005, by and between BCCAII, OPA, MAG and the Issuer, filed as Exhibit 10.1 to the November 8-K, and incorporated herein by this reference.

            Exhibit 7(c) Letter Agreement, dated November 21, 2005, by and between BCCAII and the Issuer, filed as Exhibit 10.2 to the November 8-K, and incorporated herein by this reference.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 13 of 15 Pages
-----------------------                                      -------------------

            Exhibit 7(d) Letter Agreement, dated November 21, 2005 by and between BCCAII and the Issuer, filed as Exhibit 10.3 to the November 8-K, and incorporated herein by this reference.

            Exhibit 7(e) Letter Agreement, dated November 21, 2005, by and between BCCAII and OPA, filed as Exhibit 7(e) to the Statement on Schedule 13D filed December 16, 2005, by Ocean Park Advisors, LLC, and incorporated herein by this reference.

            Exhibit 7(f) Convertible Security Promissory Note, dated as of December 6, 2005, made by the Issuer in favor of MPF, filed as Exhibit 10.1 to the Issuer's Report on Form 8-K dated December 9, 2005 (the "December 8-K"), and incorporated herein by this reference.

            Exhibit 7(g) Convertible Secured Promissory Note, dated as of December 6, 2005, made by the Issuer in favor of AMI, filed as Exhibit 10.2 to the December 8-K, and incorporated herein by this reference.

            Exhibit 7(h) Security Agreement, dated as of December 6, 2005, by and among the Issuer, MPF, and AMI, filed as Exhibit 10.3 to the December 8-K, and incorporated herein by this reference.

            Exhibit 7(i) Subscription Agreement, dated as of December 6, 2005 among the Issuer, Camden International, Longview Fund, Longview Equity Fund, Longview International Equity Fund, MPF, Mercator Momentum Fund, LP, Mercator Momentum Fund III, M.A.G. and OPA, filed as Exhibit 10.4 to the December 8-K, and incorporated herein by this reference.

            Exhibit 7(j) Joint Filing Agreement, executed by the Reporting Persons pursuant to Section 240.13d-1(k), filed herewith.

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 14 of 15 Pages
-----------------------                                      -------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 28, 2005             MERCATOR MOMENTUM FUND, L.P.


                                      By: M.A.G. CAPITAL, LLC,
                                      its general partner


                                      By: /s/ Harry Aharonian
                                          ----------------------------------
                                          Harry Aharonian, Portfolio Manager


Dated:  December 28, 2005             MERCATOR FOCUS FUND, L.P.


                                      By: M.A.G. CAPITAL, LLC,
                                      its general partner


                                      By: /s/ Harry Aharonian
                                          ----------------------------------
                                          Harry Aharonian, Portfolio Manager


Dated:  December 28, 2005             MERCATOR MOMENTUM FUND III, L.P.


                                      By: M.A.G. CAPITAL, LLC,
                                      its general partner


                                      By: /s/ Harry Aharonian
                                          ----------------------------------
                                          Harry Aharonian, Portfolio Manager


Dated:  December 28, 2005             MONARCH POINTE FUND, LTD.


                                      By: /s/ Harry Aharonian
                                          ----------------------------------
                                          Harry Aharonian, Director


Dated:  December 28, 2005             M.A.G. CAPITAL, LLC


                                      By: /s/ Harry Aharonian
                                          ----------------------------------
                                          Harry Aharonian, Portfolio Manager

Dated:  December 28, 2005
                                      /s/ David F. Firestone
                                      --------------------------------------
                                          David F. Firestone

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No.     252532106                                      Page 15 of 15 Pages
-----------------------                                      -------------------

                                  EXHIBIT 7(j)

                            AGREEMENT OF JOINT FILING

      The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Securities Exchange Act of 1934 an amendment to a report on
Schedule 13D, containing the information required by Schedule 13D, for shares of the common stock of Diametrics Medical, Inc., beneficially owned by Mercator Momentum Fund, L.P., Mercator Focus Fund, L.P., Mercator Momentum Fund III, L.P., Monarch Pointe Fund, Ltd., Mercator Advisory Group, LLC and David F. Firestone and such other holdings as may be reported therein.

Dated:  December 28, 2005

MERCATOR MOMENTUM FUND, L.P.              MERCATOR MOMENTUM FUND III, L.P.


By: MERCATOR ADVISORY GROUP, LLC,         By: MERCATOR ADVISORY GROUP, LLC,
its general partner                       its general partner


By: /s/ Harry Aharonian                   By: /s/ Harry Aharonian
    ----------------------------------        ----------------------------------
    Harry Aharonian, Portfolio Manager        Harry Aharonian, Portfolio Manager


MERCATOR MOMENTUM FUND III, L.P.          MONARCH POINTE FUND, LTD.


By: MERCATOR ADVISORY GROUP, LLC,         By: /s/ Harry Aharonian
its general partner                           ----------------------------------
                                              Harry Aharonian, Director

By: /s/ Harry Aharonian
    ----------------------------------
    Harry Aharonian, Portfolio Manager


MERCATOR ADVISORY GROUP, LLC


By: /s/ Harry Aharonian                   /s/ David F. Firestone
    ----------------------------------    --------------------------------------
    Harry Aharonian, Portfolio Manager        David F. Firestone